Filed pursuant to Rule 424(b)(2)

SEC File No. 333-101847

Subject to Completion, Dated September 16, 2004.

Preliminary prospectus supplement to prospectus dated December 27, 2002.

Wal-Mart Stores, Inc.

£        ,000,000

        % Notes Due 20

We will pay interest on the notes on March      and September      of each year, beginning on March     , 2005. The notes will mature on     , 20    .

We may, at our option, redeem the notes at any time after             , 20     at the price specified under “Description of the Notes—Optional Redemption.” In addition, we may, at our option, redeem the notes upon the occurrence of certain events relating to U.S. taxation as described under “Description of the Notes—Redemption upon Tax Event.”

The notes will not be convertible or exchangeable. The notes will be our senior, unsecured and unsubordinated debt obligations and will rank equally with our other senior, unsecured and unsubordinated indebtedness.

Application has been made to list the notes on the Irish Stock Exchange. The listing application is subject to approval by the Irish Stock Exchange.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	%	£	,000
Underwriting discounts and commissions	%	£	,000
Proceeds, before expenses, to Wal-Mart Stores, Inc.	%	£	,000

The public offering price set forth above does not include accrued interest, if any, from September     , 2004.

The underwriters expect to deliver the notes in book-entry form through the facilities of Clearstream, Luxembourg and Euroclear against payment in New York, New York on September     , 2004.

Joint-Bookrunning Managers

Deutsche Bank	Barclays Capital	The Royal Bank of Scotland

September     , 2004.

This preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where that offer or sale is not permitted.

In this prospectus supplement, the terms “Wal-Mart,” the “Company,” “we,” “our” and “us,” unless otherwise stated or unless the context otherwise requires, refer to Wal-Mart Stores, Inc. You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. No one has been authorized to provide you with different information. If this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

The distribution of this prospectus supplement and the accompanying prospectus and the offering or sale of the notes in some jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come are required by us and the underwriters to inform themselves about and to observe any applicable restrictions. This prospectus supplement and the accompanying prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation. See “Underwriting” in this prospectus supplement.

We accept responsibility for the information contained in this prospectus supplement and the accompanying prospectus. To the best of our knowledge and belief, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Notes being offered and sold outside the United States are being offered and sold in reliance upon Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Notes being offered and sold in the United States (including any notes which are initially offered and sold outside the United States in reliance upon Regulation S, but which may be resold in the United States from time to time in the United States in transactions requiring registration under the Securities Act) are being offered and sold pursuant to the shelf registration statement under the Securities Act on file with the U.S. Securities and Exchange Commission (the “SEC”) of which this prospectus supplement and the accompanying prospectus are a part. See “Capitalization and Indebtedness” and “Underwriting” in this prospectus supplement. This prospectus supplement and the accompanying prospectus relate to both notes being offered and sold in reliance upon Regulation S and notes being offered and sold pursuant to such registration statement under the Securities Act.

In connection with the offering, Deutsche Bank AG London may over-allot or otherwise effect transactions which stabilize or maintain the market price of the notes at levels above those which might otherwise prevail in the open market. Such transactions may be effected in the over-the-counter markets or otherwise. Such stabilizing, if commenced, may be discontinued at any time without notice. These transactions are to be carried out in accordance with applicable laws and regulations.

BASIS OF PREPARATION OF FINANCIAL INFORMATION

Our consolidated financial statements and the other financial information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference as described below and in the accompanying prospectus under the caption “Where You Can Find More Information” have been prepared in accordance with generally accepted accounting principles in the United States.

AVAILABLE INFORMATION

In accordance with the rules of the SEC, we have incorporated by reference in the accompanying prospectus our reports listed in the accompanying prospectus under the caption “Where You Can Find More Information” and that we have filed with the SEC after December 27, 2002. These reports include, without limitation, our Annual Report on Form 10-K for the fiscal year ended January 31, 2004, including specified information contained in our annual report to our shareholders for our fiscal year ended on January 31, 2004 and our proxy statement relating to the annual meeting of our shareholders held on June 4, 2004 incorporated by reference therein, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2004 and July 31, 2004. See “Where You Can Find More Information” in the accompanying prospectus for information about obtaining access to or copies of those filings from the SEC. In addition, our shares of common stock are listed for trading on the New York Stock Exchange and the Pacific Stock Exchange, and certain of our debt securities are listed for trading on the London Stock Exchange, the Luxembourg Stock Exchange and the Irish Stock Exchange. You can obtain access to or copies of reports and other information about us that we have filed pursuant to the rules of those exchanges at the facilities of those exchanges or at the offices of the paying agent for the notes, as applicable.

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, will be available free of charge at the office of JPMorgan Bank (Ireland) PLC, JPMorgan House, International Financial Service Centre, Dublin 1, Ireland. See “Listing and General Information” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus.

The Offering

This summary does not contain all the information concerning the offering of the notes that is important to you. You should read carefully the entire prospectus supplement and the accompanying prospectus, and the documents incorporated by reference, for more information on this offering and our Company.

Issuer	Wal-Mart Stores, Inc.

Notes	£ ,000,000 initial principal amount of % Notes due 20 .

Issue Price	% for the notes.

Maturity	We will repay the notes at 100% of their principal amount plus accrued interest on , 20 ..

Interest Payment Dates	March and September , commencing March , 2005.

Calculation of Interest	Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Form and Denomination

We will issue the notes in fully registered form in denominations of £1,000 and integral multiples of £1,000 in excess thereof. The notes will be represented by global securities. We will not issue certificated securities to you for the notes, except in the limited circumstances described in this prospectus supplement. Beneficial interests in a global note will be shown on, and transfers of beneficial interests in the global note will be made only through, records maintained by Clearstream, Luxembourg and Euroclear. Settlement of the notes will occur in same day funds.

Additional Notes of this Series

We may, without the consent of the holders of the notes, create and issue additional notes ranking equally with the notes that we are offering and otherwise similar in all respects to the notes so that those additional notes will be consolidated and form a single series with the notes that we are offering. No additional notes may be issued if an event of default under the indenture has occurred.

Optional Redemption

We may, at our option, redeem the notes at any time after         , 20     at the price specified under “Description of the Notes – Optional Redemption.” In addition, we may, at our option, redeem the notes upon the occurrence of certain events relating to U.S. taxation as described under “Description of the Notes – Redemption upon Tax Event.”

Use of Proceeds	We will use the net proceeds from the sale of the notes for general corporate purposes.

Listing	We have applied to list the notes and to have the notes admitted to trading on the Irish Stock Exchange.

Trustee and Principal Paying Agent	J.P. Morgan Trust Company, National Association.

Irish Paying Agent	JPMorgan Bank (Ireland) PLC.

Ranking	The notes will be our senior, unsecured and unsubordinated debt obligations and will rank equally with our other senior, unsecured and unsubordinated indebtedness.

Governing Law	The notes will be governed by the laws of the State of New York.

Date of Delivery	We currently anticipate that delivery of the notes will occur on or about September , 2004.

WAL-MART STORES, INC.

We are the world’s largest retailer as measured by total net sales for fiscal 2004. Our total net sales exceeded $256 billion in fiscal 2004. We operate mass merchandising stores that serve our customers primarily through the operation of three segments:

•	Wal-Mart stores, which include our discount stores, Supercenters and Neighborhood Markets in the United States;

•	SAM’S Clubs, which include our warehouse membership clubs in the United States; and

•	the international segment of our business.

We currently operate in all 50 states of the United States, as well as in Argentina, Brazil, Canada, Germany, Mexico, Puerto Rico, South Korea, the United Kingdom and in China under joint venture agreements. As of July 31, 2004, we operated in the United States:

•	1,398 Wal-Mart stores;

•	1,585 Supercenters;

•	72 Neighborhood Markets; and

•	539 SAM’S Clubs.

As of July 31, 2004, we also operated 236 Canadian Wal-Mart stores and SAM’s Clubs, 11 units in Argentina, 144 units in Brazil, 92 units in Germany, 15 units in South Korea, 633 units in Mexico, 54 units in Puerto Rico, 270 units in the United Kingdom and, under joint venture agreements, 39 units in China. The units operated by our International Division represent a variety of retail formats. At July 31, 2004, we owned approximately 37% of The Seiyu, Ltd., a Japanese retail chain, with warrants to purchase up to approximately 69% of that company.

Wal-Mart Stores, Inc. is the parent company of a group of subsidiary companies, including Wal-Mart.com, Inc. (which sells goods over the Internet), Wal-Mart de Mexico, S.A. de C.V. (which operates discount stores, Supercenters and restaurants in Mexico), Asda Group Limited (which operates Supercenters, groceries and apparel stores in the United Kingdom), Sam’s West, Inc., Sam’s East, Inc., Wal-Mart Stores East, LP, Sam’s Property Co., Wal-Mart Property Co., Wal-Mart Real Estate Business Trust, Sam’s Real Estate Business Trust and Wares Delaware Corporation (each of which owns or leases properties on which the Company’s units in the United States are located). The information presented above relates to our operations and our subsidiaries on a consolidated basis.

Wal-Mart Stores, Inc. was incorporated in the State of Delaware on October 31, 1969.

Our principal executive offices are located at 702 S.W. Eighth Street, Bentonville, Arkansas 72716, United States of America. Our telephone number is 1-479-273-4000, and our Internet address is www.walmartstores.com. Information contained in our website is not a part of this prospectus supplement or the accompanying prospectus.

USE OF PROCEEDS OF THE NOTES

We estimate that the net proceeds from the sale of the notes will be approximately £             or $             after underwriting discounts and payment of transaction expenses. We have translated the pounds sterling amount in the preceding sentence to U.S. dollars using the September     , 2004 noon buying rate for cable transfers as announced by the U.S. Federal Reserve Bank of New York for pounds sterling as of             , 2004, which exchange rate was £1.00 = $1.    . See “Exchange Rate Information.”

We will use the net proceeds from the sale of the notes for general corporate purposes.

CAPITALIZATION AND INDEBTEDNESS

The following table presents consolidated capitalization, including the indebtedness considered part of our capitalization, of Wal-Mart Stores, Inc. and its subsidiaries at July 31, 2004, and as adjusted to give effect to the offering of the notes, an offering of $1 billion of our floating rate notes due 2006, completed on September 16, 2004, an offering of €5 million of our 2.792% notes due 2006, completed on September 16, 2004 and the application of the net proceeds of the offering of our floating rate notes due 2006 to the reduction of our short-term commercial paper debt.

	July 31, 2004
	Actual	As Adjusted
	(in millions)
Short-term debt
Commercial paper	$6,827		$5,827
Long-term debt due within one year	4,415		4,415
Obligations under capital leases due within one year	202		202

Total short-term debt and capital lease obligations	11,444		10,444
Long-term debt
% notes due 20	—
Floating rate notes due 2006	—		1,000
2.792% notes due 2006	—		6
Other long-term debt	17,044		17,044
Long-term capital lease obligations	3,100		3,100

Total long-term debt and capital lease obligations	20,144
Shareholders’ equity
Common stock ($0.10 par value; 11,000,000,000 shares authorized; 4,250,644,739 shares issued and outstanding)	425		425
Capital in excess of par value	2,218		2,218
Retained earnings	39,427		39,427
Other accumulated comprehensive income	1,074		1,074

Total shareholders’ equity	43,144		43,144
Total debt and capital lease obligations and shareholders’ equity	$74,732	$

We are offering a substantial portion of the notes outside the United States. We may offer and sell up to the equivalent of $100 million of the notes in the United States pursuant to a shelf registration statement that we have on file with the SEC of which the accompanying prospectus and this prospectus supplement are a part. See “Underwriting.” After the sale of the notes, we will be permitted to issue an additional $2,900,000,000 of debt securities under this registration statement. No limit exists on our ability to register additional debt securities for sale in the future.

The amount of the notes was translated from pounds sterling to U.S. Dollars using the noon buying rate in New York City for cable transfers as announced by the U.S. Federal Reserve Bank of New York for pounds sterling as of September     , 2004, which exchange rate was £1.00 = $            .

On September 16, 2004, we sold €5 million of our 2.792% notes due 2006 in an offer limited to investors in Ireland. The offer in Ireland was made in reliance on the exemption contained in Regulation S promulgated under the Securities Act. The amount of those notes set forth in the “As Adjusted” column in the table above was translated from euro to U.S. Dollars using the noon buying rate in New York City for cable transfers as announced by the U.S. Federal Reserve Bank of New York for euro as of July 30, 2004, which exchange rate was €1.00 = $1.2032.

On September 16, 2004, we sold $1,000,000,000 of our floating rate notes due 2006 through Citigroup Global Markets Inc. in a public offering registered with the SEC under our shelf registration statement described above.

Our commercial paper, the portion of our long-term debt due within one year and our other long-term debt shown in the foregoing table was unsecured as of July 31, 2004 , except for $71 million, which was collateralized by property with an aggregate carrying value of approximately $174 million as of July 31, 2004.

We are also a party to sale/leaseback transactions pursuant to which we had, as of July 31, 2004, future minimum lease payments of $221 million. Those transactions have been accounted for as financings and form a part of our long-term debt, and are shown as “Obligations under capital leases due within one year” and “Long-term capital lease obligations” in the foregoing table. These financings may be deemed to be secured by the properties that were the subject of the sale/leaseback transactions, which had an aggregate carrying value of approximately $162 million as of July 31, 2004.

None of our short-term debt was guaranteed at July 31, 2004. Of our long-term consolidated debt, as of July 31, 2004, Wal-Mart Stores, Inc. had guaranteed $325 million of long-term debt securities issued by one of our consolidated subsidiaries, and the remainder is not guaranteed.

As of July 31, 2004, we and our subsidiaries had contingent liabilities under guarantees given in respect of the indebtedness of third parties in the aggregate amount of $254 million.

Since July 31, 2004, except as noted above, there has been no material change in the total amount of indebtedness, the total amount of any contingent liabilities or guarantees or in the total unaudited consolidated capitalization of us and our subsidiaries.

SELECTED FINANCIAL DATA

The following table presents selected financial data of Wal-Mart and its subsidiaries for the periods specified. The information as of January 31, 2000, 2001, 2002, 2003 and 2004 and for the fiscal years then ending has been derived from the audited consolidated financial statements of the Company subject to certain reclassifications as described below. The information as of July 31, 2003 and 2004 and for the six-month periods then ended has been derived from the unaudited consolidated financial statements of the Company for those dates and periods.

	Fiscal Years Ended January 31,					Six Months Ended July 31,
	2000	2001	2002	2003	2004	2003	2004
						(unaudited)
	(in millions)
INCOME STATEMENT DATA:
Net sales	$156,249	$180,787	$204,011	$229,616	$256,329	$119,354	$134,485
Non-interest expense	147,850	171,542	194,244	218,282	243,656	113,576	127,901
Net interest expense	840	1,196	1,183	927	832	425	447
Total expense	148,690	172,738	195,427	219,209	244,488	114,001	128,348
Income from continuing operations before income taxes, minority interest, equity in unconsolidated subsidiaries and cumulative effect of accounting change	9,110	9,783	10,396	12,368	14,193	6,454	7,561
Income from discontinued operations, net of tax	(70)	148	144	137	193	193	—
Net income	5,324	6,235	6,592	7,955	9,054	4,305	4,817

	As of January 31,					As of July 31,
	2000	2001	2002	2003	2004	2003	2004
						(unaudited)
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$1,792	$1,977	$2,138	$2,736	$5,199	$4,472	$4,709
Inventories	19,296	20,987	22,053	24,401	26,612	25,779	27,963
Total current assets of discontinued operations	878	1,211	1,263	1,179	—	—	—
Total current assets	24,356	26,555	27,878	30,722	34,421	32,403	35,616
Net property, plant and equipment	32,403	37,145	42,053	48,170	55,917	51,943	59,397
Net property under capital leases, net goodwill and other acquired intangible assets, and other assets and deferred charges	13,102	13,742	12,881	15,187	14,574	14,573	15,046
Other assets of discontinued operations	488	688	715	729	—	—	—
Total assets	70,349	78,130	83,527	94,808	104,912	98,919	110,059
Accounts payable	13,090	14,846	15,362	16,829	18,932	16,780	18,998
Commercial paper	3,323	2,286	743	1,079	3,267	1,600	6,827
Dividends payable	—	—	—	—	—	—	1,088
Long-term debt due within one year	1,964	4,234	2,257	4,536	2,904	3,623	4,415
Obligations under capital leases due within one year	121	141	148	176	196	177	202
Current liabilities of discontinued operations	276	581	484	294	—	—	—
Total current liabilities	25,803	28,949	27,282	32,519	37,417	32,697	43,007
Long-term debt	13,652	12,488	15,674	16,597	17,102	17,227	17,044
Long-term obligations under capital leases	2,999	3,152	3,044	3,000	2,997	2,980	3,100
Total long-term liabilities of discontinued operations	23	15	14	10	—	—	—
Total liabilities and minority interest	44,471	46,723	48,335	55,347	61,289	56,325	66,915
Total shareholders’ equity	25,878	31,407	35,192	39,461	43,623	42,594	43,144
Total liabilities and shareholders’ equity	70,349	78,130	83,527	94,808	104,912	98,919	110,059

The above selected financial data as of January 31, 2000, 2001, 2002 and 2003 and for the years then ended reflect a reclassification giving effect to the sale of McLane Company, Inc. on May 23, 2003. This reclassification makes the financial presentation for those periods and as of those dates consistent with the presentation of the selected financial data as of January 31, 2004 and as of July 31, 2003 and 2004 and for the six months then ended and shows the income, net of tax, current assets, total assets, current liabilities and total long-term liabilities of McLane and the effect of the sale of McLane on our results of operations and financial condition for the periods and as of the dates for which the selected financial data is provided.

On February 1, 2003, we adopted the expense recognition provisions of the Financial Accounting Standards Board Statement No. 123, Accounting and Disclosure of Stock-Based Compensation (“FAS 123”), under which we recognize non-cash compensation expense based on the fair value of the stock options granted by us. We have chosen to restate retroactively our results of operations for that accounting charge. The above income statement data has been restated from prior presentations to reflect that expense recognition. Following the provisions of FAS 123, we have recognized pre-tax stock option expense of $84 million for fiscal year 2000, $94 million for fiscal year 2001, $124 million for fiscal year 2002, $130 million for fiscal year 2003, $160 million for fiscal year 2004, $80 million for the six months ended July 31, 2003 and $90 million for the six months ended July 31, 2004. This expense is included in the amounts under “Non-interest expense” in the above income statement data.

In October 2002, we commenced reporting interest expense net of all interest income and have reported interest expenses in this manner for the year ended January 31, 2003 and for each fiscal period thereafter. Previously, our interest income had generally been reported as a part of “other income.” The interest expense for the three years ended January 31, 2002 has been reclassified to report interest expense net of all interest income and to make the presentation of that item for those years in the above selected financial data consistent with the presentation of interest expense for the year ended January 31, 2003 and the six months ended July 31, 2003 and 2004. The reclassification of interest expense for that four-year period did not affect our net income for any of those years.

Certain of the balance sheet data as of January 31, 2004 have been reclassified to be consistent with the presentation of the corresponding balance sheet data as of July 31, 2004.

RATIO OF EARNINGS TO FIXED CHARGES

We have recalculated our ratios of earnings to fixed charges for the five years ended January 31, 2004 and for the six months ended July 31, 2003 to reflect more accurately the portion of our rental expense for real and personal property that we believe represents the interest factor in those rentals. The effect of McLane as a discontinued operation also has been taken into account in the recalculation of our ratios of earnings to fixed charges.

The following table presents the ratios of our earnings to fixed charges for the periods indicated as recalculated and supercedes the table showing the ratios of earnings to fixed charges set forth under “Ratio of Earnings to Fixed Charges” in the accompanying prospectus. The information contained under “Ratio of Earnings to Fixed Charges” in the accompanying prospectus that describes the manner by which we calculate the ratio of earnings to fixed charges remains accurate.

Year Ended January 31,					Six Months Ended July 31,
2000	2001	2002	2003	2004	2003	2004
7.73x	6.52x	6.66x	8.99x	10.46x	9.99x	10.81x

EXCHANGE RATE INFORMATION

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate in New York City for cable transfers as announced by the U.S. Federal Reserve Bank of New York for pounds sterling (expressed in U.S. dollars per pound sterling). The rates in this table are provided for your reference only.

Period	High	Low	Period Average(1)	Period End
1999	$1.6765	$1.5515	$1.6146	$1.6150
2000	1.6482	1.3997	1.5125	1.4955
2001	1.5045	1.3730	1.4382	1.4543
2002	1.6095	1.4074	1.5084	1.6095
2003	1.7842	1.5500	1.6450	1.7842
2004 (through August 31)	1.9045	1.7544	1.8201	1.8031

January 2004	$1.8511	$1.7902		$1.8215
February 2004	1.9045	1.8182		1.8575
March 2004	1.8680	1.7943		1.8400
April 2004	1.8564	1.7674		1.7744
May 2004	1.8369	1.7544		1.8330
June 2004	1.8387	1.8090		1.8126
July 2004	1.8734	1.8160		1.8183
August 2004	1.8459	1.7921		1.8031
September 2004 (through September 15)	1.8001	1.7733		1.7772

(1)	The average of the noon buying rates on the last day of each month during the period.

BOARD OF DIRECTORS OF WAL-MART STORES, INC.

Directors	Principal Occupation	Business Address
James W. Breyer	Managing Partner of Accel Partners, a venture capital firm.	428 University Ave., Palo Alto, CA 94301

M. Michele Burns	Executive Vice President and Chief Financial Officer of Mirant Corporation, an energy company.	1155 Perimeter Center West Suite 100 Atlanta, Georgia 30338

Thomas M. Coughlin	Vice Chairman of the Board of Wal-Mart Stores, Inc.	702 SW 8th Street Bentonville, AR 72716

David D. Glass	Chairman of the Executive Committee of the Board of Wal-Mart Stores, Inc.	702 SW 8th Street Bentonville, AR 72716

Roland A. Hernandez	Retired Chief Executive Officer and Chairman of the Board of Directors of Telemundo Group, Inc., a Spanish-language television station.	300 North San Rafael Avenue Pasadena, CA 91105

Dawn G. Lepore	Vice Chairman for The Charles Schwab Corporation, a financial holding company.	Charles Schwab & Co., Inc. Mail Stop: 120-30-305 101 Montgomery St. San Francisco, CA 94104

John D. Opie	Retired Vice Chairman of the Board of Directors and Executive Officer of the General Electric Co., a diversified technology, services and products company.	702 SW 8th Street Bentonville, AR 72716

J. Paul Reason	President and Chief Operating Officer of Metro Machine Corporation, an employee-owned ship repair company. Retired four-star Admiral of the U. S. Navy, including service as Commander-in-Chief of the U.S. Atlantic Fleet.	Metro Machine Corp. 200 Ligon Street Norfolk, VA 23523

H. Lee Scott, Jr.	President and Chief Executive Officer of Wal-Mart Stores, Inc.	702 SW 8th Street Bentonville, AR 72716

Jack C. Shewmaker	President of J-Com, Inc., a consulting company, and also a rancher. Mr. Shewmaker is a retired Wal-Mart executive.	702 SW 8th Street Bentonville, AR 72716

Jose H. Villarreal	Partner in the San Antonio, Texas, office of the law firm of Akin, Gump, Strauss, Hauer & Feld LLP.	Akin, Gump, Strauss, Hauer & Feld, LLP 300 Convent Street, Suite 1500 San Antonio, TX 78205

John T. Walton	Chairman of True North Partners, LLC, which holds investments in technology companies.	970 West Broadway PMB 496 Jackson, WY 83001

S. Robson Walton	Chairman of the Board of Wal-Mart Stores, Inc.	702 SW 8th Street Bentonville, AR 72716

Christopher J. Williams

Chairman of the Board and Chief Executive Officer of The Williams

Capital Group, L.P., an investment bank. Since 2002, Chairman of the Board and Chief Executive Officer of

The Williams Capital Management, LLC,

an investment management firm. A

director of Harrah’s Entertainment, Inc.

The Williams Capital Group, L.P. 650 Fifth Avenue, 10th Floor New York, New York 10019

DESCRIPTION OF THE NOTES

The following description of the terms and conditions of the notes supplements the description of the more general terms and conditions of Wal-Mart’s debt securities contained in the accompanying prospectus.

The notes will be issued under our indenture dated as of December 11, 2002 and will be issued in registered book-entry form without interest coupons in denominations of £1,000 and integral multiples of £1,000 in excess thereof. The notes will constitute our senior, unsecured and unsubordinated debt obligations and will rank equally among themselves and with all of our existing and future senior, unsecured and unsubordinated debt.

The notes will mature on September     , 20     . Unless previously redeemed or purchased and cancelled, we will repay the notes at 100% of their principal amount together with accrued and unpaid interest thereon at maturity. We will pay principal of, interest on and any other amounts payable under the notes in pounds sterling or, if the United Kingdom adopts the euro, in euro.

The notes will be initially issued in a total principal amount of £                 . We may, without the consent of the holders of the notes, create and issue additional notes ranking equally with the notes that we are offering and otherwise similar in all respects to the notes so that those additional notes will be consolidated and form a single series with the notes that we are offering. No additional notes may be issued if an event of default under the indenture has occurred.

The notes will be redeemable at our option, as described below. The notes will not be subject to a sinking fund. The notes will be subject to defeasance as described in the accompanying prospectus. The notes will not be convertible or exchangeable.

The notes will bear interest from September     , 2004 at the annual interest rate specified on the cover page of this prospectus supplement. Interest will be payable semi-annually in arrears on September     and March     of each year, beginning on March     , 2005, to the person in whose name the note is registered at the close of business on the preceding September     or March     , as the case may be. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

The notes will be issued pursuant to the indenture described above. The terms and conditions of the notes, including, among other provisions, the covenants and events of default, differ from the terms and conditions of some other debt securities that we previously have offered and sold and that remain outstanding. For example, the notes do not have the covenant restricting the grant of liens and cross-default event of default provisions that are contained in some of our outstanding debt securities.

Application has been made to list the notes and to have the notes admitted to trading on the Irish Stock Exchange. The listing application is subject to approval by the Irish Stock Exchange. Arthur Cox Listing Services Limited will be the listing agent for the notes in Ireland.

If any interest payment date for the notes would otherwise be a day that is not a business day, then the interest payment date will be postponed to the following date that is a business day. Interest will not accrue as a result of any delayed payment. The term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in The City of New York or London.

If, prior to the maturity of the notes, the United Kingdom adopts the euro as its lawful currency in accordance with the Treaty establishing the European Communities, as amended from time to time, the notes will be re-denominated into euro, and the regulations of the European Commission relating to the euro shall apply to the notes. The circumstances and consequences described in this paragraph will not entitle us, the trustee under the indenture or any holder of the notes to redeem early, rescind, or receive notice relating to the notes, repudiate the terms of the notes or the indenture, raise any defense, request any compensation or make any claim, nor will these circumstances and consequences affect any of our other obligations under the notes or the indenture.

While the notes are represented by a global note deposited with the common depositary for Clearstream Banking, Societé Anonyme (“Clearstream, Luxembourg”) and Euroclear Bank S.A./N.V. (“Euroclear”), notices to holders may be given by delivery to Clearstream, Luxembourg, and Euroclear, and such notices shall be deemed to be given on the date of delivery to Clearstream, Luxembourg, and Euroclear. The trustee will mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the trustee maintains. The trustee will only mail these notices to the registered holder of the notes. You will not receive notices regarding the notes directly from us unless we reissue the notes to you in fully certificated form.

The trustee will also publish notices regarding the notes in a daily newspaper of general circulation in the City of New York and in London. In addition, if the notes are listed on the Irish Stock Exchange, and so long as the rules of the Irish Stock Exchange require notice by publication, the trustee will publish notices regarding the notes in a daily newspaper of general circulation in Dublin, Ireland. We expect that publication will be made in the City of New York in The Wall Street Journal, in London in the Financial Times and in Dublin, Ireland in the Irish Times. If publication in Dublin, Ireland is not practical, the trustee will publish these notices in an English language newspaper of general circulation elsewhere in Europe. Published notices will be deemed to have been given on the date they are published or, if published more than once, on the date of first publication. If publication as described above becomes impossible, the trustee may publish sufficient notice by alternate means that approximate the terms and conditions described in this paragraph.

J.P. Morgan Trust Company, National Association, as successor in interest to Bank One Trust Company, National Association, as trustee, is the trustee under the indenture governing the notes. J.P. Morgan Trust Company is a national banking association organized under and governed by the laws of the United States of America. J.P. Morgan Trust Company, National Association provides trust services and acts as indenture trustee for numerous corporate securities issuances. As long as the notes are listed on the Irish Stock Exchange, JPMorgan Bank (Ireland) PLC will be the paying agent and transfer agent for the notes in Ireland.

The notes will be, and the indenture is, governed by the laws of the State of New York.

Optional Redemption

The notes will be redeemable as a whole or in part, at our option, at any time after         20         , at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) as determined by the Calculation Agent, the price at which the yield on the outstanding principal amount of the notes on the Reference Date is equal to the yield on the Benchmark Gilt as of that date as determined by reference to the middle-market price on the Benchmark Gilt at 3:00 p.m., London time, on that date, in either case, plus accrued and unpaid interest on the notes up to, but excluding, the date specified as the redemption date.

“Reference Date” means the date that is the first dealing day in London prior to the publication of the notice of redemption referred to below.

“Benchmark Gilt” means the     % Treasury Stock due              or such other U.K. government stock as the Calculation Agent, with the advice of three brokers and/or U.K. gilt-edged market makers or three other persons operating in the U.K. gilt-edged market that may be chosen by the Calculation Agent, may determine from time to time to be the most appropriate benchmark U.K. government stock for the notes.

“Calculation Agent” means J.P. Morgan Trust Company, National Association or any successor entity.

We will give notice of any redemption between 30 and 60 days preceding the redemption date to each holder of the notes to be redeemed as described above.

In the case of any partial redemption, selection of the notes for redemption will be made by the trustee under the indenture in compliance with the rules and requirements of the Irish Stock Exchange or the principal securities exchange, if any, on which the notes are listed or, if the notes are not so listed or that exchange prescribes no method of selection, on a pro rata basis, by lot or by any other method as the trustee in its sole discretion deems to be fair and appropriate, although no note of £1,000 in original principal amount or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to the note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued and delivered to the trustee, or its nominee, or, in the case of notes in definitive form, issued in the name of the holder thereof, in each case upon cancellation of the original note.

Unless we default in payment of the redemption price of the notes, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

Redemption upon Tax Event

The notes may be redeemed at our option in whole, but not in part, on not more than 60 days’ and not less than 30 days’ notice, at a redemption price equal to 100% of their principal amount, if we determine that as a result of any change or amendment to the laws, treaties, regulations or rulings of the United States or any political subdivision or taxing authority thereof, or any proposed change in such laws, treaties, regulations or rulings, or any change in the official application, enforcement or interpretation of those laws, treaties, regulations or rulings, including a holding by a court of competent jurisdiction in the United States, or any other action, other than an action predicated on law generally known on or before September             , 2004 except for proposals before the Congress before that date, taken by any taxing authority or a court of competent jurisdiction in the United States, or the official proposal of any action, whether or not such action or proposal was taken or made with respect to us, (A) we have or will become obligated to pay additional amounts as described under “—Payment of Additional Amounts” on any note of that series or (B) there is a substantial possibility that we will be required to pay those additional amounts. Prior to the publication of any notice of such a redemption, we will deliver to the trustee (1) an officers’ certificate stating that we are entitled to effect such a redemption and setting forth a statement of facts showing that the conditions precedent to the right of our company to so redeem have occurred and (2) an opinion of counsel to that effect based on that statement of facts. If we redeem the notes because of a tax event, and the notes are listed on the Irish Stock Exchange, we will publish a notice of the redemption in Dublin, Ireland.

Payment of Additional Amounts

We will pay to the beneficial owner of any note who is a Non-U.S. Person (as defined below) additional amounts as may be necessary so that every net payment of principal and interest on that note, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon that beneficial owner by the United States or any taxing authority thereof or therein, will not be less than the amount provided in that note to be then due and payable. We will not be required, however, to make any payment of additional amounts for or on account of:

(a)	any tax, assessment or other governmental charge that would not have been imposed but for (1) the existence of any present or former connection between that beneficial owner, or between a fiduciary, settlor, beneficiary of, member or shareholder of, or possessor of a power over, that beneficial owner, if that beneficial owner is an estate, trust, partnership or corporation, and the United States including, without limitation, that beneficial owner, or that fiduciary, settlor, beneficiary, member, shareholder or possessor, being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in trade or business or present in the United States or (2) the presentation of a note for payment on a date more than 30 days after the later of the date on which that payment becomes due and payable and the date on which payment is duly provided for;

(b)	any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;

(c)	any tax, assessment or other governmental charge imposed by reason of that beneficial owner’s past or present status as a passive foreign investment company, a controlled foreign corporation, a personal holding company or foreign personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

(d)	any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal or interest on that note;

(e)	any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal or interest on any note if that payment can be made without withholding by any other paying agent;

(f)	any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections with the United States of the beneficial owner or any holder of that note, if such compliance is required by statute or by regulation of the U.S. Treasury Department as a precondition to relief or exemption from such tax, assessment or other governmental charge;

(g)	any tax, assessment or other governmental charge imposed on interest received by (1) a 10% shareholder (as defined in Section 871(h)(3)(B) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the regulations that may be promulgated thereunder) of our company or (2) a controlled foreign corporation with respect to our company within the meaning of the Code;

(h)	any withholding or deduction that is imposed on a payment to an individual and is required to be made pursuant to that European Union Directive relating to the taxation of savings adopted on June 3, 2003 by the European Union’s Economic and Financial Affairs Council, or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(i)	any combination of items (a), (b), (c), (d), (e), (f), (g) and (h);

nor will we pay any additional amounts to any beneficial owner or holder of a note who is a fiduciary or partnership to the extent that a beneficiary or settlor with respect to that fiduciary, or a member of that partnership or a beneficial owner thereof would not have been entitled to the payment of those additional amounts had that beneficiary, settlor, member or beneficial owner been the beneficial owner of that note.

“Non-US Person,” as used in the foregoing discussion, means any corporation, partnership, individual or fiduciary that is, as to the United States, a foreign corporation, a non-resident alien individual who has not made a valid election to be treated as a United States resident, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, as to the United States, a foreign corporation, a non-resident alien individual or a non-resident fiduciary of a foreign estate or trust.

Prescription

Under New York’s statute of limitations, any legal action to enforce our payment obligations evidenced by the notes must be commenced within six years after payment is due. Thereafter our payment obligations will generally become unenforceable.

Replacement of Notes

If any mutilated note is surrendered to the trustee, we will execute and the trustee will authenticate and deliver in exchange for such mutilated note a new note of the same series and principal amount. If the trustee and we receive evidence to our satisfaction of the destruction, loss or theft of any note and any security or indemnity required by them, then we shall execute and the trustee shall authenticate and deliver, in lieu of such destroyed, lost or stolen note, a new note of the same series and principal amount. All expense associated with issuing the new note shall be borne by the owner of the mutilated, destroyed, lost or stolen note.

BOOK-ENTRY ISSUANCE

We will issue the notes as one or more global notes registered in the name of a common depositary for Clearstream, Luxembourg and Euroclear. Investors may hold book-entry interests in the global notes through organizations that participate, directly or indirectly, in Clearstream, Luxembourg and/or Euroclear. Book-entry interests in the notes and all transfers relating to the notes will be reflected in the book-entry records of Clearstream, Luxembourg and Euroclear.

The distribution of the notes will be cleared through Clearstream, Luxembourg and Euroclear. Any secondary market trading of book-entry interests in the notes will take place through participants in Clearstream, Luxembourg and Euroclear and will settle in same-day funds. Owners of book-entry interests in the notes will receive payments relating to their notes in pounds sterling. Clearstream, Luxembourg and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

The policies of Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchange and other matters relating to the investor’s interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We do not supervise these systems in any way.

Clearstream, Luxembourg and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

Except as provided below, owners of beneficial interest in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture governing the notes, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, in order to exercise any rights of a holder of notes.

This description of the clearing systems reflects our understanding of the rules and procedures of Clearstream, Luxembourg and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time. We have obtained the information in this section concerning Clearstream, Luxembourg and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Clearstream, Luxembourg and Euroclear

Clearstream, Luxembourg has advised us that: it is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier); is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier); it holds securities for its customers and facilitates the clearance and settlement of securities transactions among them, and does so through electronic book-entry transfers between the accounts of its customers, thereby eliminating the need for physical movement of certificates; it provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities; it interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships; its customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries; its U.S. customers are limited to securities brokers and dealers and banks; and indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

Euroclear has advised us that: it is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financière) and the National Bank of Belgium (Banque Nationale de Belgique); it holds securities for its participants and facilitates the clearance and settlement of securities transactions among them; it does so through simultaneous electronic book-entry delivery against payments, thereby eliminating the need for physical movement of certificates; it provides other services to its participants, including credit, custody, lending and borrowing of securities and tri-party collateral management; it interfaces with the domestic markets of several countries; its customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and certain other professional financial intermediaries; indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers; and all securities in Euroclear are held on a fungible basis, which means that specific certificates are not matched to specific securities clearance accounts.

Clearance and Settlement Procedures

We understand that investors that hold their debt securities through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures that are applicable to eurobonds in registered form. Debt securities will be credited to the securities custody accounts of Clearstream, Luxembourg and Euroclear participants on the business day following the settlement date for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

We understand that secondary market trading between Clearstream, Luxembourg and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear. Secondary market trading will be settled using procedures applicable to eurobonds in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream, Luxembourg and Euroclear on business days. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the notes, or to make or receive a payment or delivery of the notes, on a particular day may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used.

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of participants in Clearstream, Luxembourg or Euroclear in accordance with the relevant systemic rules and procedures, to the extent received by its depositary. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg or Euroclear participant only in accordance with its relevant rules and procedures.

Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Same-Day Settlement and Payment

The underwriters will settle the notes in immediately available funds. We will make all payments of principal and interest on the notes in immediately available funds. Secondary market trading between participants in Clearstream, Luxembourg, and Euroclear will occur in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to eurobonds in immediately available funds. See “–Book-Entry Issuance–Clearstream, Luxembourg and Euroclear” above.

Certificated Notes

We will issue notes to you in certificated registered form only if:

•	the depositary is no longer willing or able to discharge its responsibilities properly, and neither the trustee nor we have appointed a qualified successor within 90 days; or

•	we decide to discontinue the book-entry system.

If either of these two events occurs, the trustee will reissue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

In the event that we issue certificated securities under the limited circumstances described above, and the notes are listed on the Irish Stock Exchange at that time, then holders of certificated securities may transfer their notes in whole or in part upon the surrender of the certificate to be transferred, together with a completed and executed assignment form endorsed on the definitive note, at, as the case may be, the offices of the transfer agent in The City of New York or London or at the main office of the transfer agent in Dublin, Ireland. Copies of this assignment form may be obtained at, as the case may be, the offices of the transfer agent in The City of New York or London and at the main office of the transfer agent in Dublin. Each time that we transfer or exchange a new note in certificated form for another note in certificated form, and after the transfer agent receives a completed assignment form, we will make available for delivery the new definitive note at, as the case may be, the offices of the transfer agent in The City of New York or London or at the main office of the transfer agent in Dublin. Alternatively, at the option of the person requesting the transfer or exchange, we will mail, at that person’s risk, the new definitive note to the address of that person that is specified in the assignment form. In addition, if we issue notes in certificated form and the notes are listed on the Irish Stock Exchange at that time, then we will make payments of principal of, interest on and any other amounts payable under the notes to holders in whose names the notes in certificated form are registered at the close of business on the record date for these payments. If the notes are issued in certificated form, we will make payments of principal and any redemption payments against the surrender of these certificated notes at, as the case may be, the offices of the paying agent in The City of New York or London or, as long as the notes are listed on the Irish Stock Exchange, at the main office of the paying agent in Dublin. We will make payments to holders of notes by check delivered to the addresses of the holders as their addresses appear on our register or by transfer to an account maintained by that holder with a bank located in the United Kingdom.

Unless and until we issue the notes in fully certificated, registered form,

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by a depositary upon instructions from their direct participants; and

•	all references in this prospectus supplement or in the accompanying prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

If we issue the notes in certificated registered form, so long as the notes are listed on the Irish Stock Exchange, we will maintain a paying agent and a transfer agent in Ireland. We will also publish a notice in Ireland in the Irish Times if any change is made in the paying agent or the transfer agent in Ireland.

Certain U.S. Federal Income Tax Documentation Requirements

As discussed below in “Tax Consequences to Holders—U.S. Federal Income Tax Consequences—U.S. Federal Withholding Tax,” a beneficial owner of notes directly or indirectly holding notes through Clearstream, Luxembourg or Euroclear will be subject to the 30% U.S. withholding tax that generally applies to payments of interest on registered on registered debt issued by U.S. corporations (such as the Company), unless (i) each clearing system, bank or other financial institution holds customers’ notes in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the U.S. entity required to withhold such U.S. tax complies with the applicable certification requirements described under “Tax Consequences to Holders—U.S. Federal Income Tax Consequences—U.S. Federal Withholding Tax” below and (ii) such beneficial owner files one of the United States Internal Revenue forms and certificates described under “Tax Consequences to Holders—U.S. Federal Income Tax Consequences—U.S. Federal Withholding Tax” below. To obtain an exemption from (or a reduction in the rate of) the 30% U.S. withholding tax, the beneficial owner of a note must file the appropriate form and, if required, certificate with the person through whom it holds its beneficial interest in the notes, and this person (i.e., intermediary) must, in turn, provide a copy of the form to us or our paying agent.

TAX CONSEQUENCES TO HOLDERS

U.S. Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences of the ownership of notes as of the date of this prospectus supplement for beneficial owners of notes that purchase the notes at their “issue price” on the issue date in connection with this offering. Except where noted, this discussion deals only with notes held as capital assets and does not deal with special situations. For example, this discussion does not address:

•	tax consequences to beneficial owners of notes who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, corporations that accumulate earnings to avoid federal income tax, insurance companies, or, in some cases, an expatriate of the United States or a nonresident alien individual who has made a valid election to be treated as a United States resident;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to beneficial owners of notes whose “functional currency” is not the U.S. dollar;

•	tax consequences to beneficial owners of notes that are “controlled foreign corporations,” “passive foreign investment companies” or “foreign personal holding companies”;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns any of the notes, the tax treatment of a partner or an equity interest owner of such other entity will generally depend upon the status of the person and the activities of the partnership or other entity treated as a partnership. If you are a partner of a partnership or an equity interest owner of another entity treated as a partnership holding any of the notes, you should consult your tax advisors.

The discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions as of the date of this prospectus supplement. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

You should consult your own tax advisors concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any other taxing jurisdiction.

Consequences to United States Holders

The following is a discussion of the material U.S. federal income tax consequences that will apply to you if you are a United States holder of notes.

“United States holder” means a beneficial owner of a note that is:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Payments of Interest

Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes. If you use the cash method of accounting, you will be required to include in income the U.S. dollar value of the amount of interest received, determined by translating the pounds sterling received at the “spot rate” for such pounds sterling on the date such payment is received regardless of whether the payment is in fact converted into U.S. dollars. You will not recognize exchange gain or loss with respect to the receipt of such payment.

If you use the accrual method of accounting, you may determine the amount of income recognized with respect to such interest in accordance with either of two methods. Under the first method, you will be required to include in income for each taxable year the U.S. dollar value of the pounds sterling amount of interest that has accrued during such year, determined by translating such interest at the average rate of exchange for the period or periods during which such interest accrued. Under the second method, you may elect to translate interest income at the “spot rate” on:

•	the last day of the accrual period,

•	the last day of the taxable year if the accrual period straddles your taxable year, or

•	on the date the interest payment is received if such date is within five days of the end of the accrual period.

Upon receipt of an interest payment on such note (including, upon the sale of such note, the receipt of proceeds which include amounts attributable to accrued interest previously included in income), you will recognize ordinary income or loss in an amount equal to the difference between the U.S. dollar value of the pounds sterling received (determined by translating the pounds sterling received at the “spot rate” for such pounds sterling on the date such payment is received) and the U.S. dollar value of the pounds sterling interest income you previously included in income with respect to such payment.

Sale, Exchange and Retirement of Notes

Your tax basis in a note will, in general, be the U.S. dollar value of the pounds sterling amount paid for such note determined at the time of your purchase (reduced by any cash payments received with respect to that note other than payments of qualified stated interest). If you purchase the note with previously owned pounds sterling, you will recognize exchange gain or loss at the time of the purchase attributable to the difference at the time of purchase, if any, between your tax basis in the pounds sterling and the fair market value of the note in U.S. dollars on the date of purchase. Such gain or loss will be ordinary income or loss. Gain or loss you realize on the sale, exchange or retirement of the notes generally will be treated as U.S. source gain or loss.

Upon the sale, exchange, retirement or other taxable disposition of a note, you will recognize gain or loss equal to the difference between the U.S. dollar value of the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued stated interest that you did not previously include in income, which will be treated as a payment of interest for U.S. federal income tax purposes) and your adjusted tax basis in the note. Except with respect to gain or loss attributable to changes in exchange rates as discussed below, that gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

You will recognize exchange gain or loss, instead of capital gain, with respect to gain or loss attributable to the movement in exchange rates between the time of purchase and the time of sale, exchange, retirement or other taxable disposition of a note. This gain or loss will equal the difference between (1) the principal amount of the note translated into dollars at the “spot rate” on the date of disposition and (2) your tax basis in the note. Such gain or loss will be treated as ordinary income or loss. The realization of such gain or loss will be limited to the amount of overall gain or loss realized on the disposition of a note.

Your tax basis in pounds sterling received as interest on, or received on the sale, exchange, retirement or other disposition of, a note will be the U.S. dollar value thereof (determined by translating the pounds sterling received at the “spot rate” for such pounds sterling on the date such payment is received). Any gain or loss recognized by you on a sale, exchange or other disposition of pounds sterling will be ordinary income or loss and will not be treated as interest income or expense, except to the extent provided in Treasury Regulations or administrative pronouncements of the U.S. Internal Revenue Service.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal, interest and other amounts paid on the notes and to the proceeds of sale of the notes made to you unless you are an exempt recipient (such as a corporation). A backup withholding tax will apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Consequences to Non-United States Holders

The following is a discussion of the material U.S. federal income and estate tax consequences that generally will apply to you if you are a non-United States holder of notes. A non-United States holder is a beneficial owner of a note who is not a United States holder (as defined above).

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of principal of, interest on or other amounts payable on the notes, provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of Section 871(h)(3) of the Code and related U.S. Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•	(1) you provide your name and address on an IRS Form W-8BEN (or successor form), and certify, under penalty of perjury, that you are not a U.S. person or (2) you hold your notes through certain foreign intermediaries, and you satisfy the certification requirements of applicable U.S. Treasury regulations. Special certification rules apply to certain non-United States holders that are entities rather than individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax (which will be deducted from such interest payments by the paying agent), unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in the rate of withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other taxable disposition of any of the notes, except to the extent, if any, that such gain is attributable to accrued but unpaid interest due on the note.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on the notes beneficially owned by you at the time of your death, provided that (1) you do not own, within the meaning of the Code and the U.S. Treasury regulations, 10% or more of the total combined voting power of those classes of our voting stock referred to above and (2) interest on the notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on notes will be included in your earnings and profits.

Any gain realized on the disposition of a note generally will not be subject to U.S. federal income tax unless (1) that gain is effectively connected with the conduct of a trade or business in the United States by you or (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

Information Reporting and Backup Withholding

Information reporting will generally apply to payments of interest on the notes to you and the amount of tax, if any, withheld with respect to such payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, backup withholding will not apply to payments that we make or any of our paying agents (in its capacity as such) makes to you if you have provided the required certification that you are a non-United States holder as described above and provided that neither we nor any of our paying agents has actual knowledge or reason to know that you are a United States holder (as described above).

In addition, you will not be subject to backup withholding and information reporting with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

United Kingdom Tax Consequences

The following is a summary of the material UK tax aspects as of the date of this prospectus supplement in relation to acquiring, holding or disposing of the notes. This summary relates only to the position of persons who are the absolute beneficial owners of the notes and may not apply to certain classes of persons such as dealers and holders who are connected with us for relevant tax purposes.

Holders of the notes should consult their own tax advisers concerning the consequences of owning these debt securities under UK law and the laws of any other taxing jurisdiction as this summary is not tax advice.

Withholding Tax on Interest Paid

Interest paid on the notes should not have a UK source and therefore should be made without withholding or deduction for or on account of United Kingdom income tax.

Furthermore, payments of interest made in respect of notes which carry a right to interest and are listed on a “recognised stock exchange” within the meaning of section 841 of the United Kingdom Income and Corporation Taxes Act 1988 (“ICTA 1988”) may be made without withholding or deduction for or on account of United Kingdom income tax. The Irish Stock Exchange is a recognised stock exchange for these purposes.

The United Kingdom Inland Revenue has certain powers to require any person paying or crediting interest in the ordinary course of its business to provide information to the United Kingdom Inland Revenue in respect of the interest paid or credited and the persons to whom the interest was so paid or credited. In certain circumstances, the United Kingdom Inland Revenue may be entitled to exchange such information with the tax authorities of other jurisdictions. Interest for this purpose includes any amount to which a person holding a relevant discounted security is entitled upon redemption of that security.

EU Directive on the Taxation of Savings Income

On June 3, 2003, the Council of the European Union adopted a Council Directive on the taxation of savings income. Under this Directive, subject to a number of important conditions being met, Member States will be required from a date not earlier than July 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person within its jurisdiction to an individual resident in another Member State, except that for a transitional period, Belgium, Luxembourg and Austria will instead operate a withholding system unless during that period they elect otherwise (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries and territories). Holders of the notes who are individuals should note that, if this proposal is adopted as currently envisaged, no additional amounts would be payable by us pursuant to the provisions of clause (h) under the caption “Description of the Notes — Payment of Additional Amounts” in respect of any withholding tax imposed as a result thereof.

Taxation of Noteholders

Noteholders within the charge to United Kingdom corporation tax in respect of a note (including a noteholder so chargeable in relation to assets held in connection with a trade carried on in the United Kingdom through a permanent establishment) will generally be liable to United Kingdom corporation tax on any interest, profits, returns or other gains on, or fluctuations in value of, the notes (and be entitled to obtain relief for permitted losses). Any such profits (including interest) or permitted losses will generally be chargeable (or allowable, as appropriate) for each accounting period on an authorized accruals or mark to market basis, in accordance with noteholders’ statutory accounts. For such noteholders, the “accrued income scheme” (described below) will not apply to such a note.

The notes will constitute “qualifying corporate bonds” within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, neither a chargeable gain nor an allowable loss will arise on a disposal or redemption of the notes for the purposes of United Kingdom taxation of chargeable gains.

A transfer of a note by a noteholder (other than a noteholder within the charge to corporation tax in respect thereof as described in the first paragraph under “—Taxation of Noteholders) resident or ordinarily resident in the United Kingdom or who carries on a trade in the United Kingdom for the purposes of which the note is used or held may give rise to a charge to United Kingdom income tax in respect of the interest on the note which has accrued since the preceding interest payment date, under the provisions of the “accrued income scheme” (the “Scheme”). If for any reason any interest due on an interest payment date is not paid and a note is subsequently disposed of with the right to receive accrued interest, special rules may apply for the purposes of the Scheme.

Stamp Duty

No United Kingdom stamp duty or stamp duty reserve tax is payable on the issue, transfer by delivery or redemption of a note.

The above discussion of “Tax Consequences to Holders” is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, or disposition of the notes. Prospective purchasers of the notes should consult their own tax advisers concerning the tax consequences of their particular situations.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement and the pricing agreement, the underwriters named below have severally agreed to purchase from us the principal amount of notes set forth opposite their name below:

Underwriters	Principal Amount of Notes
Deutsche Bank AG London	£	,000,000
Barclays Bank PLC		,000,000
The Royal Bank of Scotland plc		,000,000

Total	£	,000,000

Deutsche Bank AG London, Barclays Bank PLC and The Royal Bank of Scotland plc are the joint bookrunners and lead managers for this offering of the notes.

The underwriting agreement and the pricing agreement provide that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes of a series if they purchase any of the notes of that series.

We have been advised by the underwriters that they propose to offer the notes initially at the public offering price set forth on the cover page of this prospectus supplement. After the initial public offering of the notes is completed, the representatives may change the offering price and other selling terms.

In connection with the offering, SEC rules permit the underwriters to engage in certain transactions that stabilize the price of the notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the offering by selling a larger principal amount of notes than as set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. Neither the underwriters nor we can make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither the underwriters nor we make any representation that the underwriters will engage in such transactions, or that such transactions, once begun, will not be discontinued without notice. Deutsche Bank AG London will act as stabilization manager for the offering of the notes.

Some of the underwriters and their affiliates may from time to time in the ordinary course of business provide, and have provided in the past, investment or commercial banking services to us and our affiliates.

We will pay transaction expenses, estimated to be approximately £            , or $            , relating to the offering of the notes in addition to the underwriting discounts appearing on the cover page of this prospectus supplement.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of the underwriters has represented and agreed that (1) it has not offered or sold and, prior to the expiry of the period of six months after the date of issue of the notes, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to us and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

We and each underwriter has represented and agreed that, in connection with its initial distribution, it has not offered or sold, and will not offer or sell, directly or indirectly, notes to the public in the Republic of France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this prospectus supplement or any other offering material relating to the notes, and that such offers, sales and distributions have been and shall only be made in the Republic of France to (1) qualified investors (investisseurs qualifiés) and/or (2) a restricted circle of investors (cercle restreint d’investisseurs), all as defined in and in accordance with articles L411-1 and L411-2 of the Code Monétaire et Financier and décret no. 98-880 dated October 1, 1998. Where an issue of notes is effected as an exception to the rules relating to an appel public à l’épargne in the Republic of France (public offer rules) by way of an offer to a restricted circle of investors (as referred to in (2) above), such investors must, to the extent that the notes are offered to 100 or more of such investors, provide certification as to their personal relationship of a professional or family nature with a member of our management. In the context of such exception, investors in the Republic of France may only participate in the issue of notes for their own account in accordance with the conditions set out in décret no. 98-880 dated October 1, 1998. Notes may only be issued, directly or indirectly, to the public in the Republic of France in accordance with articles L411-1 and L411-2 of the Code Monétaire et Financier.

In connection with the initial placement of any notes in Germany, each underwriter has agreed that it will offer and sell notes only in accordance with the provisions of the German Securities Selling Prospectus Act and the German Securities Exchange Act (1) only for an aggregate purchase price per purchaser of at least €40,000 (or the foreign currency equivalent) or such other amount as may be stipulated from time to time by applicable German law or (2) as may otherwise be permitted in accordance with applicable German law.

The offering of the notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of this prospectus supplement or of any other document relating to the notes be distributed in the Republic of Italy, except (1) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended; or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the Financial Services Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the notes or distribution of copies of this prospectus supplement or any other document relating to the notes in the Republic of Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of September 1, 1993 (the Banking Act); and (ii) in compliance with Article 129 of the Italian Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Each underwriter has represented and agreed that issues of notes may not, directly or indirectly, be offered or sold in The Netherlands with a denomination of less than €50,000 (or its equivalent in any other currency) other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stock brokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises), except for notes in respect of which one of the exceptions in Article 3, or one of the exemptions under Article 4, of the Securities Transactions Supervision Act 1995 (“Wet toezicht effectenverkeer 1995” “STSA”) is applicable.

Each underwriter has represented, warranted and agreed that (1) except in circumstances which do not constitute an offer to the public within the meaning of the Irish Companies Act 1963 to 2003 (as amended from time to time) (the “Irish Acts”), it has not offered or sold and will not offer or sell any notes in Ireland or elsewhere, by means of any document prior to application for listing of the notes being made and the Irish Stock Exchange having approved the relevant listing particulars in accordance with the European Communities (Stock Exchange) Regulations 1984 (the “1984 Regulations”) and thereafter by means of any document other than (i) the relevant listing particulars and/or (ii) a form of application issued in connection with the notes which indicates where the relevant listing particulars can be obtained or inspected or which is issued with the relevant listing particulars; (2) it has not made and will not make any offer of the notes which would require a prospectus to be issued under the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 of Ireland; and (3) it has complied with and will comply with all applicable provisions of the Irish Acts, the 1984 Regulations and the Irish Investment Intermediaries Act, 1995 (as amended) (including, without limitation, Sections 9, 23 (including any advertising restrictions made thereunder) and 50 and will conduct itself in accordance with any code of conduct drawn up pursuant to Section 37) with respect to anything done by it in relation to the notes.

Although application has been made to list the notes on the Irish Stock Exchange, the notes constitute a new issue of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the notes. Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof. We have been advised by the underwriters for the notes that they intend to make a market in the notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

To the extent any underwriter is not registered in the United States as a broker-dealer, it will not affect any sales of the notes in the United States.

Notes being offered and sold outside of the United States are being offered and sold in reliance upon Regulation S under the U.S. Securities Act of 1933, as amended. Notes being offered and sold in the United States (including any notes which are initially offered and sold outside the United States in reliance on Regulation S, but which may be resold in the United States from time to time in transactions requiring registration under the Securities Act) are being offered and sold pursuant to the shelf registration statement under the Securities Act on file with the SEC. See “Capitalization and Indebtedness.” This prospectus supplement and the accompanying prospectus relate to both notes being offered and sold in reliance upon Regulation S and notes being offered and sold pursuant to such registration statement under the Securities Act.

Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the notes directly or indirectly or distribute this prospectus supplement and the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

The underwriters expect to deliver the notes against payment on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which is the              business day following the date of this prospectus supplement. Under Rule 15c6-1 of the SEC under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this prospectus supplement or on the subsequent day, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this prospectus supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The underwriters have informed us that they have directed the marketing of the notes to institutional investors and other sophisticated clients. According to the underwriters, such institutional investors and sophisticated investors will purchase a minimum of £                     of notes, with the vast majority purchasing notes in significantly greater amounts.

VALIDITY OF THE NOTES

The validity of the notes will be passed on for us by Hughes & Luce, LLP, Dallas, Texas, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

LISTING AND GENERAL INFORMATION

Application has been made to list the notes on the Irish Stock Exchange. In connection with the listing application, we have deposited our amended and restated certificate of incorporation, as amended to date and a legal notice relating to the issuance of the notes with the Irish Stock Exchange, where copies may be obtained upon request. So long as any of the notes is outstanding, copies of these documents, together with this prospectus supplement, the accompanying prospectus, the indenture governing the notes, a copy of the global note representing the notes and our current annual and quarterly reports, and all future annual reports and quarterly reports, will be made available for inspection at the main office in Ireland of JPMorgan Bank (Ireland) PLC, our paying agent and transfer agent for the notes in Ireland. Copies of this prospectus supplement and the accompanying prospectus will be available free of charge at the main office of our paying agent in Ireland. In addition, copies of our annual reports and quarterly reports may be obtained free of charge at that office.

We have obtained all necessary consents, approvals and authorizations in connection with the issuance and performance of the notes. Resolutions authorizing the issue and sale of the notes were adopted by the executive committee of our board of directors effective as of September         , 2004.

So long as any of the notes remain outstanding and listed on the Irish Stock Exchange, copies of the following items will be available at the main office of the paying agent in Ireland:

•	this prospectus supplement and the accompanying prospectus;

•	all documents that are incorporated by reference into this prospectus supplement or the accompanying prospectus;

•	the Amended and Restated Certificate of Incorporation and By-laws of Wal-Mart Stores, Inc., each as amended to date;

•	the audited annual consolidated financial statements of Wal-Mart Stores, Inc. for the financial years ended January 31, 2003 and January 31, 2004;

•	future annual and quarterly financial filings of Wal-Mart Stores, Inc.;

•	the indenture; and

•	any documents relating to these items.

Except as disclosed in this prospectus supplement or the accompanying prospectus, including the documents incorporated herein or therein by reference, there has been no material adverse change in our financial position since January 31, 2004.

Our annual reports include our audited consolidated financial statements as of the dates and for the periods identified in those reports, which financial statements were prepared in accordance with generally accepted accounting principles in effect in the United States from time to time. Our quarterly reports include our unaudited consolidated financial statements as of the dates and for the periods identified in those reports. The reports did not include any qualifications of those consolidated financial statements. Our independent registered public accounting firm is Ernst & Young LLP, Rogers, Arkansas. See “Experts” in the accompanying prospectus.

Except as disclosed in Note 8 to our consolidated financial statements of our Quarterly Report on Form 10-Q for the quarter ended July 31, 2004, neither we nor any of our subsidiaries are subject to any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) which may have or have had during the recent past (covering at least the twelve months prior to the date of this prospectus supplement) a significant effect on us and our consolidated subsidiaries financial position, taken as a whole.

The notes have been accepted for clearance through Clearstream, Luxembourg and Euroclear and have been assigned the following identification numbers:

CUSIP Number	ISIN Number	Common Code

PROSPECTUS

WAL-MART STORES, INC.

$10,000,000,000

DEBT SECURITIES

This prospectus forms part of a shelf registration statement that we filed with the Securities and Exchange Commission. We may use that registration statement to offer and sell, in one or more offerings at various times, up to a total of $10,000,000,000 of our debt securities.

We may offer and sell debt securities in different series that have different terms and conditions, including debt securities convertible into or exchangeable for other securities. This prospectus provides you with a general description of certain material terms of those debt securities. When we sell a particular series of the debt securities, we will provide a prospectus supplement describing the specific terms and conditions of that series of debt securities, including:

•	the public offering price at which the securities of that series are then being offered;

•	the maturity date;

•	the interest rate or rates, which may be fixed or variable;

•	the times for payment of principal, interest and any premium;

•	any redemption provisions; and

•	any conversion or exchange provisions of the debt securities in the series.

The prospectus supplement may also contain important information about U.S. federal income tax consequences and, in certain circumstances, consequences under other countries’ tax laws to which you may become subject if you acquire the debt securities being offered by that prospectus supplement. The prospectus supplement may also update or change information contained in this prospectus.

THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

You should read carefully both this prospectus and the prospectus supplement accompanying this prospectus, together with the additional information described under the heading “Where You Can Find More Information” before making your investment decision.

We maintain our principal executive offices at:

702 S.W. 8th Street

Bentonville, Arkansas 72716

Telephone: (479) 273-4000

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 27, 2002.

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement relating to any of our debt securities being offered by means of this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

We are not offering the debt securities in any jurisdiction in which the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Instead of repeating the information that we have already filed with the SEC, the SEC allows us to “incorporate by reference” in this prospectus information contained in documents we have filed with the SEC. Those documents that we are incorporating by reference into this prospectus form an important part of this prospectus. Any documents that we file with the SEC in the future and that are incorporated by reference as noted below will also be considered to be part of this prospectus and will automatically update and supersede, as appropriate, the information contained in this prospectus.

We incorporate by reference in this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we complete or terminate the offering of debt securities by this prospectus.

•	Wal-Mart’s Annual Report on Form 10-K for its fiscal year ended January 31, 2002.

•	Wal-Mart’s Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2002.

•	Wal-Mart’s Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2002.

•	Wal-Mart’s Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2002.

•	Wal-Mart’s Current Report on Form 8-K dated March 12, 2002.

•	Wal-Mart’s Current Report on Form 8-K dated July 12, 2002.

•	Wal-Mart’s Current Report on Form 8-K dated August 14, 2002.

•	Wal-Mart’s Current Report on Form 8-K dated September 24, 2002.

We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus. As allowed by the SEC’s rules, we have not included in this prospectus all of the information that is included in the registration statement. At your request we will provide you, free of charge, with a copy of the registration statement, any of the exhibits to the registration statement or a copy of any other information we have incorporated by reference into the registration statement. If you want more information, you should write or call:

Anthony D. George, Esq.

Assistant General Counsel, Finance and Assistant Secretary

Wal-Mart Stores, Inc.

Corporate Offices

702 S.W. 8th Street, Mail Stop 0290

Bentonville, Arkansas 72716

Telephone: (479) 273-4505

You may also obtain a copy of any filing we have made with the SEC directly from the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov through which certain materials that we file with the SEC may be viewed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference certain statements that may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. Forward-looking statements may be included, for example, under “Wal-Mart Stores, Inc.” and “Use of Proceeds,” and in certain portions of our reports and other information incorporated in this prospectus by reference, and generally can be identified by use of words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” or other similar words or phrases. These forward-looking statements may include statements that address activities, events or developments that we expect or anticipate will or may occur in the future, including:

•	future capital expenditures, including the amount and nature of those expenditures;

•	expansion and other development trends of industry segments in which we and our subsidiaries are active;

•	future revenues and cash flows;

•	future performance;

•	our business strategy;

•	our financing strategy;

•	expansion and growth of our business;

•	our operations and other similar matters; and

•	our management’s anticipation and expectations as to future occurrences and trends.

Although we believe the expectations expressed in the forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, a number of risks, uncertainties and factors, domestically and internationally, could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by us or on our behalf. We have previously identified many of these factors in filings or statements we made or that were made on our behalf.

Our business operations are subject to risks, uncertainties and factors outside our control. Any one, or a combination, of these could materially affect our financial performance. These risks, uncertainties and factors include:

•	the costs of goods;

•	the cost of electricity and other energy requirements;

•	competitive pressures;

•	inflation;

•	consumer spending patterns;

•	consumer debt levels;

•	currency exchange fluctuations;

•	trade restrictions;

•	changes in tariff and freight rates;

•	unemployment levels;

•	interest rate fluctuations; and

•	other capital market and economic conditions.

Forward-looking statements that we make or that are made by others on our behalf are based on a knowledge of our business and the environment in which we operate but, because of the risks, uncertainties and factors listed above and other similar factors, actual results may differ from those in the forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements. We cannot assure you that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or on our business or operations. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We assume no obligation to update any of the forward-looking statements.

WAL-MART STORES, INC.

We are the world’s largest retailer as measured by total net sales for fiscal 2002. Our total net sales exceeded $217 billion in fiscal 2002, over 83% of which was generated in the United States. We operate mass merchandising stores that serve our customers primarily through the operation of three segments:

•	Wal-Mart stores, which include our discount stores, Supercenters and Neighborhood Markets in the United States;

•	SAM’S Clubs, which include our warehouse membership clubs in the United States; and

•	the international segment of our business.

We currently operate in all 50 states of the United States, Argentina, Brazil, Canada, Germany, Mexico, Puerto Rico, South Korea and the United Kingdom, and in China under joint venture agreements. In addition, through our subsidiary, McLane Company, Inc., we provide products and distribution services to retail industry and institutional food service customers. As of November 30, 2002, we operated in the United States:

•	1,566 Wal-Mart stores;

•	1,244 Supercenters;

•	39 Neighborhood Markets; and

•	522 SAM’S Clubs.

As of November 30, 2002, we also operated 207 Canadian Wal-Mart stores, 11 units in Argentina, 22 units in Brazil, 22 units in China, 95 units in Germany, 592 units in Mexico, 19 units in Puerto Rico, 14 units in South Korea and 258 units in the United Kingdom. The units operated by our International Division represent a variety of retail formats. As of November 30, 2002, we employed more than 1,000,000 associates in the United States and 300,000 associates internationally.

We also own a 6.1% interest in Seiyu, Ltd. and options to purchase additional equity interests of Seiyu, Ltd. that will permit us to own up to 66.7% of Seiyu, Ltd.’s equity interests. Seiyu, Ltd. operates over 400 stores located throughout Japan.

Wal-Mart Stores, Inc. is the parent company of a group of subsidiary companies, including McLane Company, Inc., Wal-Mart.com, Inc., Wal-Mart de Mexico, S.A. de C.V., Asda Group Limited, Sam’s West, Inc., Sam’s East, Inc., Wal-Mart Stores East, Inc., Wal-Mart Stores East, LP, Sam’s Property Co., Wal-Mart Property Co., Wal-Mart Real Estate Business Trust, Sam’s Real Estate Business Trust and Wares Delaware Corporation. The information presented above relates to our operations and our subsidiaries on a consolidated basis.

Wal-Mart Stores, Inc. was incorporated in the State of Delaware on October 31, 1969.

Our principal executive offices are located at 702 S.W. Eighth Street, Bentonville, Arkansas 72716. Our telephone number there is (479) 273-4000, and our Internet address is www.wal-martstores.com. Information contained in our website is not a part of this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of our earnings to fixed charges, for the periods indicated:

Year Ended January 31,					Nine Months Ended October 31,
1998	1999	2000	2001	2002	2001	2002
5.33x	6.24x	6.76x	5.54x	5.56x	5.13x	6.25x

For the purpose of computing our ratios of earnings to fixed charges, we have defined “earnings” to mean our earnings before income taxes and fixed charges, excluding capitalized interest and earnings attributable to minority interests owned by others in our subsidiaries.

We have defined “fixed charges” to mean:

•	the interest that we pay; plus

•	the capitalized interest that we show on our accounting records; plus

•	amortized premiums, discounts and capitalized expenses related to indebtedness; plus

•	the portion of the rental expense for real and personal property that we believe represents the interest factor in those rentals.

Our fixed charges do not include any dividend requirements with respect to preferred stock because we do not have any shares of preferred stock outstanding.

USE OF PROCEEDS

Except as we otherwise specifically described in the applicable prospectus supplement, we will use the net proceeds from the sale of the debt securities:

•	to repay the short-term borrowings that we have incurred for corporate purposes, including to finance capital expenditures such as the purchase of land and construction of stores and other facilities;

•	to finance acquisitions;

•	to repay long-term debt as it matures or to refinance debt of our subsidiaries;

•	to repay short-term borrowings that we have incurred to acquire other companies and assets;

•	to repay short-term borrowings that we have incurred to acquire our common stock pursuant to our share repurchase program; and

•	to meet our other general working capital requirements.

Before we apply the net proceeds to one or more of these uses, we may invest those net proceeds in short-term marketable securities.

We may also incur from time to time additional debt other than through the offering of debt securities under this prospectus.

DESCRIPTION OF THE DEBT SECURITIES

We will issue the debt securities in one or more series under an indenture, dated as of December 11, 2002, between us and Bank One Trust Company, NA, as the indenture trustee.

The indenture is a contract between us and the trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if an “event of default,” as that term is described below, occurs under the indenture in relation to debt securities we have issued. Second, the trustee performs certain administrative duties for us.

We have summarized below material provisions of the debt securities that we will offer and sell pursuant to this prospectus and material provisions of the indenture. However, you should understand that this is only a summary. We have not described all of the provisions of the indenture. We have filed the indenture with the SEC, and we suggest that you read the indenture. We are incorporating by reference the provisions of the indenture referred to by section numbers and summarized below. The following summary is qualified in its entirety by those provisions of the indenture.

We will describe the particular terms and conditions of a particular series of debt securities offered in a prospectus supplement relating to the offer of that series of debt securities. The prospectus supplement, which we will file with the SEC, may or may not modify the general terms found in this prospectus. For a complete description of any series of debt securities offered pursuant to this prospectus, you should read both this prospectus and the prospectus supplement relating to that series of debt securities.

General

As a holder of the debt securities issued under the indenture, you will be one of our unsecured creditors and will have a right to payment equal to that of our other unsecured creditors.

The debt securities offered by this prospectus will be limited to a total of $10,000,000,000, which will include the equivalent amount of any debt securities that we issue that are denominated in any non-U.S. currency. The indenture, however, does not limit the amount of debt securities that may be issued under it and provides that debt securities may be issued under it from time to time in one or more series.

With respect to each particular series of debt securities that we offer by this prospectus, the prospectus supplement will describe the following terms of each series of debt securities:

•	the title of the series;

•	the maximum aggregate principal amount, if any, established for debt securities of the series;

•	the maximum aggregate initial public offering price, if any, established for the debt securities of the series;

•	the date or dates on which the principal will be paid;

•	the conditions pursuant to which and the times at which any premium on the debt securities of the series will be paid;

•	the annual rate or rates, if any, which may be fixed or variable, at which the debt securities of the series shall bear interest, or the method or methods by which the rate or rates, if any, at which the debt securities of the series shall bear interest may be determined;

•	the date or dates from which interest, if any, shall accrue;

•	the dates on which any accrued interest shall be payable and the record dates for the interest payment dates;

•

the percentage of the principal amount at which the debt securities of the series will be issued, and if less than face amount, the portion of the principal amount that will be payable upon acceleration of those debt securities’ maturity or at the time of any prepayment of those debt securities or the method for determining that amount;

•	if we may prepay the debt securities of the series in whole or part, the terms of our prepayment right, the time or times at which any such prepayment may be made, whether the prepayment may be made in whole or may be made in part from time to time and the terms and conditions on which such prepayment may be made, including the obligation to pay any premium or any other make-whole amount in connection with any prepayment;

•	the offices or agencies where the debt securities of the series may be presented for registration of transfer or exchange;

•	the place or places where the principal of, premium, if any, and interest, if any, on debt securities of the series will be paid;

•	if we will have the right to redeem or repurchase the debt securities of the series, in whole or in part, at our option, the terms of our redemption or repurchase right, when those redemptions or repurchases may be made, the redemption or repurchase price or the method or methods for determining the redemption or repurchase price, and any other terms and conditions relating to any such redemption or repurchase by us;

•	if we will be obligated to redeem or repurchase the debt securities of the series in whole or part at any time pursuant to any sinking fund or analogous provisions or without the benefit of any sinking fund or analogous provisions, the terms of our redemption or repurchase obligation, including when and at whose option we will be obligated to redeem or repurchase the debt securities of the series, and the redemption or repurchase price or the method for determining the redemption or repurchase price;

•	if the debt securities of the series will be convertible into or exchangeable for any other of our securities, the terms of the conversion or exchange rights, including when the conversion or exchange right may be exercised, the conversion or exchange price or the ratio or ratios or method of determining the conversion or exchange price or ratios and any other terms and conditions, including anti-dilution terms, upon which conversion or exchange may occur;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which we will issue debt securities of the series;

•	the currency in which we will pay principal, any premium, interest or other amounts owing with respect to the debt securities of the series, which may be U.S. dollars, a foreign currency or a composite currency;

•	any index, formula or other method that we must use to determine the amount of any payment of principal, any premium or interest on the debt securities of the series;

•	if we are required to pay any additional amounts, the terms of our obligation to pay additional amounts and under what conditions we will be required to pay such amounts;

•	whether the debt securities of the series will be issued in certificated or book-entry form;

•	any addition to, or change in, the events of default with respect to, or covenants relating to, the debt securities in the series;

•	whether the debt securities of the series will be subject to defeasance as provided in the indenture; and

•	any other specific terms and conditions of the series of debt securities.

(Section 3.01)

If we sell any series of debt securities for, that we may pay in, or that are denominated in, one or more foreign currencies, currency units or composite currencies, we will disclose any material applicable restrictions, elections, tax consequences, specific terms and other information with respect to that series of debt securities and the relevant currencies, currency units or composite currencies in the prospectus supplement relating to that series.

We may offer and sell series of the debt securities as original issue discount securities, bearing no interest or interest at a rate that at the time of issuance is below market rates, or at a substantial discount below their stated principal amount. We will describe the income tax consequences and other special considerations applicable to any original issue discount securities of that kind described in the prospectus supplement relating to that series.

Conversion or Exchange Rights

Debt securities offered by this prospectus may be convertible into or exchangeable for other securities, including, for example, shares of our equity securities. We will describe the terms and conditions of conversion or exchange in the applicable prospectus supplement. The terms and conditions will include, among others, the following:

•	the conversion or exchange price or prices or the ratio or ratios or method of determining the conversion or exchange prices or ratios;

•	the conversion or exchange period;

•	provisions regarding our ability or the ability of the holder to convert or exchange the debt securities;

•	events requiring adjustment to the conversion or exchange price; and

•	provisions affecting conversion or exchange in the event of our redemption of the debt securities.

Events of Default and Waiver

An event of default with respect to debt securities of a series issued will occur if:

•	we fail to pay interest on any outstanding debt securities of that series when it is due and payable and that failure continues for 30 days;

•	we fail to pay principal of, or premium, if any, on any outstanding debt securities of that series when it is due and payable;

•	we fail to perform or we breach any covenant or warranty in the indenture with respect to any outstanding debt securities of that series and that failure continues for 90 days after we receive written notice of that default;

•	certain events of bankruptcy, insolvency or reorganization occur with respect to us; or

•	any other event occurs that is designated as an event of default with respect to the particular series of debt securities when that particular series of debt securities is established.

(Section 7.01)

An event of default with respect to a particular series of debt securities issued under the indenture does not necessarily constitute an event of default with respect to any other series of debt securities issued under the indenture. If an event of default with respect to any series of outstanding debt securities occurs and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of the outstanding debt securities of that series to be immediately due and payable. (Section 7.02) The holders of a majority in aggregate principal amount of the outstanding debt securities of a series may waive an event of default resulting in acceleration of the debt securities of that series and rescind and annul that acceleration, but only if all other events of default with respect to the debt securities of that series have been remedied or waived and all payments due with respect to the debt securities of that series, other than those due as a result of acceleration, have been made. (Section 7.02) If an event of default occurs and is continuing with respect to the debt securities of a series, the trustee may, in its discretion, and will, at the written request of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of that series and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the indenture, proceed to protect the rights of the holders of the debt securities of that series. (Section 7.03; Section 7.12) The holders of a majority in aggregate principal amount of the debt securities of that series may waive any past default under the indenture and its consequences except a default in the payment of principal of, premium, if any, or interest on, those debt securities and any covenant or provision of the indenture that cannot be waived without the consent of each holder of debt securities of that series. Upon such a waiver, the default and any event of default arising out of the default will be deemed cured for all purposes of the debt securities of that series. (Section 7.13)

The indenture provides that upon the occurrence of an event of default described in the first two bullet points in the first paragraph under “Events of Default and Waiver” with respect to debt securities of a series, we will, upon the trustee’s demand, pay to the trustee for the benefit of the holders of the outstanding debt securities of that series, the whole amount then due and payable on the debt securities of that series for principal, premium, if any, and interest. The indenture also provides that if we fail to pay such amount forthwith upon such demand, the trustee may, among other things, institute a judicial proceeding for the collection of those amounts. (Section 7.03)

The indenture also provides that, notwithstanding any other provision of the indenture, the holder of any debt securities of a series will have the right to institute suit for the enforcement of any payment of principal of, and interest on, the debt securities of that series or any redemption price or repurchase price when due and that that right will not be impaired without the consent of that holder. (Section 7.08)

The trustee is required, within 90 days after the occurrence of a default with respect to the debt securities of a series, to give to the holders of the debt securities of that series notice of all uncured defaults known to it. However, except in the case of default in the payment of principal or interest on any of the debt securities of that series, the trustee will be protected in withholding that notice if the trustee in good faith determines that the withholding of that notice is in the interest of the holders of the debt securities of that series. The term “default,” for the purpose of this provision only, means the occurrence of any event that is or would become, after notice or the passage of time or both, an event of default with respect to that series. (Section 8.02)

We are required to file annually with the trustee a written statement as to the existence or non-existence of defaults under the indenture or any series of debt securities. (Section 5.05)

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have all of the obligations discharged with respect to the outstanding debt securities or as to any series thereof, except for:

•	the rights of holders of debt securities to receive payments of principal and interest from the trust referred to below when those payments are due;

•	our obligations respecting the debt securities concerning issuing temporary notes, registration of transfers of debt securities, mutilated, destroyed, lost or stolen debt securities, the maintenance of an office or agency for payment and money for debt security payments being held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee and our obligations in connection therewith; and

•	the provisions of the indenture relating to such a discharge of obligations.

We refer to a discharge of this type as “defeasance.” (Section 11.02)

In addition, other than our covenant to pay the amounts due and owing with respect to a series of debt securities, we may elect to have our obligations as the issuer of a series of debt securities released with respect to covenants relating to that series of debt securities. Thereafter, any failure to comply with those obligations will not constitute a default or event of default with respect to the debt securities of that series. If such a release of our covenants occurs, our failure to perform or our breach of the covenants or warranties defeased will no longer constitute an event of default with respect to those debt securities. (Section 11.03)

To exercise either of the rights we describe above, certain conditions must be met, including:

•	we must irrevocably deposit with the trustee, in trust for the debt security holders’ benefit, moneys in the currency in which the securities are denominated, securities issued by a government, governmental agency or central bank of the country in whose currency the securities are denominated, or a combination of cash and such securities, in amounts sufficient to pay the principal of and interest on all of the then outstanding debt securities to be affected by the defeasance at their stated maturity;

•	the trustee must receive an opinion of counsel confirming that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of that defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, which opinion, only in the case of the type of defeasance described first above, will be based on a ruling of the Internal Revenue Service or a change in federal income tax law to that effect occurring after the date of the indenture;

•	no default or event of default exists on the date of such deposit, subject to certain exceptions; and

•	the trustee must receive an opinion of counsel to the effect that, after the 91st day following the deposit, the trust funds will not be part of any “estate” formed by the bankruptcy or reorganization of the party depositing those funds with the trustee or subject to the “automatic stay” under the United States Bankruptcy Code or, in the case of covenant defeasance, will be subject to a first priority lien in favor of the trustee for the benefit of the holders.

(Section 11.04)

Satisfaction and Discharge

If we so request, the indenture will cease to be of further effect, other than as to certain rights of registration of transfer or exchange of the notes, as provided for in the indenture, and the trustee, at our expense, will execute proper instruments acknowledging satisfaction and discharge of the indenture and the debt securities when:

•	either all the debt securities previously authenticated and delivered under the indenture, other than destroyed, lost or stolen securities that have been replaced or paid and notes that have been subject to defeasance, have been delivered to the trustee for cancellation; or

•	all of the securities issued under the indenture not previously delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within 60 days or will become due and payable at redemption within 60 days under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and expense; and

•	in each of the foregoing cases, we have irrevocably deposited or caused to be deposited with the trustee cash in U.S. dollars, certain United States government securities or a combination thereof, in trust for the purpose and in an amount sufficient to pay and discharge the entire indebtedness arising under the debt securities issued pursuant to the indenture not previously delivered to the trustee for cancellation, for principal and premium, if any, on and interest on these securities to the date of such deposit (in the case of notes that have become due and payable) or to the stated maturity of these securities or redemption date, as the case may be; and

•	we have paid or caused to be paid all sums payable under the indenture by us; and

•	no default or event of default then exists; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided in the indenture relating to the satisfaction and discharge of the indenture and the securities issued under the indenture have been complied with.

(Section 11.08)

Modification of the Indenture

The indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each affected series, modifications and alterations of the indenture may be made which affect the rights of the holders of such debt securities. However, no such modification or alteration may be made without the consent of the holder of each debt security affected if the modification or alteration would, among other things:

•	change the maturity of the principal of, or of any installment of interest on, any such debt security, or reduce the principal amount of any such debt security, or change the method of calculation of interest or the currency of payment of principal or interest on, or reduce the minimum rate of interest thereon, or impair the right to institute suit for the enforcement of any such payment on or with respect to any such debt security, or

•	reduce the above-stated percentage in principal amount of outstanding debt securities required to modify or alter the indenture.

(Section 9.02)

The trustee and we, without the consent of the holders of the debt securities, may execute a supplemental indenture to, among other things:

•	evidence the succession of another corporation to us and the successor’s assumption to our respective covenants with respect to the debt securities and the indenture;

•	add to our covenants further restrictions or conditions that our board of directors and the trustee consider to be for the protection of holders of all or any series of the debt securities and to make the occurrence of a default in any of those additional covenants, restrictions or conditions a default or an event of default under the indenture subject to certain limitations;

•	cure ambiguities or correct or supplement any provision contained in the indenture or any supplemental indenture that may be defective or inconsistent with another provision;

•	add additional events of default with respect to all or any series of the debt securities;

•	add to, change or eliminate any provision of the indenture provided that the addition, change or elimination will not affect any outstanding debt securities;

•	provide for the issuance of debt securities whether or not then outstanding under the indenture in coupon form and to provide for exchangeability of the coupon form securities with other debt securities issued under the indenture in fully registered form;

•	establish new series of debt securities and the form or terms of such series of debt securities and to provide for the issuance of securities of any series so established; and

•	evidence and provide for the acceptance of appointment of a successor trustee and to change the indenture as necessary to have more than one trustee under the indenture.

(Section 9.01)

Amalgamation, Consolidation, Merger or Sale of Assets

The indenture provides that we may, without the consent of the holders of any of the outstanding debt securities of any series, amalgamate, consolidate with, merge into or transfer our assets substantially as an entirety to any person, provided that:

•	any successor to us assumes our obligations on the debt securities and under the indenture;

•	any successor to us must be an entity incorporated or organized under the laws of the United States;

•	after giving effect thereto, no event of default, as defined in the indenture, shall have occurred and be continuing; and

•	certain other conditions under the indenture are met.

Any such amalgamation, consolidation, merger or transfer of assets substantially as an entirety that meets the conditions described above would not constitute a default or event of default that would entitle holders of the debt securities or the trustee, on their behalf, to take any of the actions described above under “Events of Default and Waiver.” (Section 10.01; Section 10.02)

No Limitations on Additional Debt and Liens

The indenture does not contain any covenants or other provisions that would limit our right to incur additional indebtedness, enter into any sale and leaseback transaction or grant liens on our assets.

The Indenture Trustee

Bank One Trust Company, NA is the trustee under the indenture governing the debt securities and will also be the registrar and paying agent for each series of debt securities unless otherwise noted in the prospectus supplement. The trustee is a national banking association with its principal offices in Chicago, Illinois.

The trustee has two main roles under the indenture. First, the trustee can enforce your rights against us if any of the actions described above under “Events of Default and Waiver” occurs. Second, the trustee performs certain administrative duties related to the debt securities for us. The trustee is entitled, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of the debt securities before proceeding to exercise any right or power under the indenture at the request of those holders. The indenture provides that the holders of a majority in principal amount of the debt securities may direct, with regard to that series, the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities, although the trustee may decline to act if that direction is contrary to law or if the trustee determines in good faith that the proceeding so directed would be illegal or would result in personal liability to it.

Bank One Trust Company, NA also serves as trustee under an indenture, dated as of July 5, 2001, between it, us and three of our finance subsidiaries. As of September 30, 2002, we had issued a total of $5.50 billion of our senior unsecured securities under that indenture. Bank One Trust Company, NA also serves as trustee under an indenture, dated as of April 1, 1991, between it and us, as supplemented through the date of this prospectus. As of May 31, 2001, we had issued a total of $17.46 billion of our senior unsecured securities under that indenture. Bank One Trust Company, NA also serves as trustee under an indenture, dated as of December 1, 1986, covering secured bonds issued in the aggregate principal amount of $137,082,000 by the owner trustees of approximately 24 SAM’S Clubs store properties that are leased to one of our subsidiaries. Bank One Leasing Corporation, an affiliate of Bank One Trust Company, NA, established a business trust that purchased 15 Wal-Mart discount stores for $53,661,785 and leased the stores back to us for an initial term of 20 years in a transaction consummated on December 22, 1992. On November 10, 1994, a second business trust of which Bank One Leasing Corporation is a beneficiary purchased an additional 23 Wal-Mart discount stores for $128,842,500 and leased the stores back to us for an initial term of 20 years. Bank One Trust Company, NA also serves as trustee under an indenture, dated as of April 27, 2001, between Wal-Mart Canada Venture Corp., one of our subsidiaries, us, as guarantor, and it. On April 27, 2001, Wal-Mart Canada Venture Corp. issued a total of $325,000,000 of its senior unsecured debt securities under that indenture, which debt securities we have guaranteed.

We expect to maintain banking relationships in the ordinary course of business with Bank One, NA, an affiliate of Bank One Trust Company, NA.

TAX CONSEQUENCES TO HOLDERS

A prospectus supplement may describe the principal U.S. federal income tax consequences of acquiring, owning and disposing of debt securities of some series in certain circumstances, including the following:

•	payment of the principal, interest and any premium in a currency other than the U. S. dollar;

•	the issuance of any debt securities with “original issue discount,” as defined for U.S. federal income tax purposes;

•	the issuance of any debt securities with an associated “bond premium,” as defined for U.S. federal income tax purposes; and

•	the inclusion of any special terms in debt securities that may have a material effect for U.S. federal income tax purposes.

In addition, if the tax laws of foreign countries are material to a particular series of debt securities, a prospectus supplement may describe the principal income tax consequences of acquiring, owning and disposing of debt securities of some series in similar circumstances under those foreign tax laws.

PLAN OF DISTRIBUTION

General

We may sell the debt securities being offered hereby:

•	directly to purchasers;

•	through agents;

•	through dealers;

•	through underwriters; or

•	through a combination of any of those methods of sale.

We may effect the distribution of the debt securities from time to time in one or more transactions either:

•	at a fixed price or prices which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

We may directly solicit offers to purchase the debt securities. Offers to purchase debt securities may also be solicited by agents designated by us from time to time. Any of those agents, who may be deemed to be an “underwriter,” as that term is defined in the Securities Act of 1933, as amended, involved in the offer or sale of the debt securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth in, the prospectus supplement.

If a dealer is utilized in the sale of the debt securities in respect of which this prospectus is delivered, we will sell those debt securities to the dealer, as principal. The dealer, who may be deemed to be an “underwriter,” as that term is defined in the Securities Act of 1933, may then resell those debt securities to the public at varying prices to be determined by that dealer at the time of resale.

If we use an underwriter or underwriters in the sales, we will execute an underwriting agreement with those underwriters at the time of sale of the debt securities, and the name of the underwriters will be set forth in the prospectus supplement, which will be used by the underwriters, along with this prospectus, to make resales of the debt securities in respect of which this prospectus is delivered to the public. The compensation of any underwriters will also be set forth in the prospectus supplement.

Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to our contributing to payments those underwriters, dealers, agents and other persons are required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or any of our subsidiaries in the ordinary course of business.

LEGAL MATTERS

The validity of the debt securities offered by this prospectus and any prospectus supplement will be passed upon for us by Hughes & Luce, L.L.P., our counsel.

EXPERTS

The consolidated financial statements of Wal-Mart Stores, Inc. and its subsidiaries incorporated by reference in Wal-Mart Stores, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements, to the extent covered by their consents filed with the SEC, given on the authority of such firm as experts in accounting and auditing.

PRINCIPAL EXECUTIVE OFFICES OF WAL-MART STORES, INC.

Wal-Mart Stores, Inc.

702 S.W. 8th Street

Bentonville, Arkansas 72716

U.S.A.

TRUSTEE, REGISTRAR, U.S. PAYING AGENT AND U.S. TRANSFER AGENT

J.P. Morgan Trust Company, National Association

227 West Monroe, 26th Floor

Chicago, Illinois 60606

U.S.A.

IRELAND PAYING AGENT AND TRANSFER AGENT

JPMorgan Bank (Ireland) PLC

JPMorgan House

International Financial Service Centre

Dublin 1

Ireland

IRELAND LISTING AGENT

Arthur Cox Listing Services Limited

Earlsfort Centre, Earlsfort Terrace

Dublin 2

Ireland

LEGAL ADVISERS

To the Company as to US law	To the Company as to Irish law	To the Underwriters

Hughes & Luce, L.L.P. 1717 Main Street Suite 2800 Dallas, Texas 75201 U.S.A.	Arthur Cox Earlsfort Centre, Earlsfort Terrace Dublin 2 Ireland	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 U.S.A.

INDEPENDENT AUDITORS

Ernst & Young LLP

Independent Registered Public Accounting Firm

3900 One Williams Center

Rogers, Arkansas 74172

U.S.A.

You should rely only on the information contained or incorporated by reference in this prospectus and prospectus supplement. No one has been authorized to provide you with different information. This prospectus and prospectus supplement are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and prospectus supplement is current and only as of its date.

Wal-Mart Stores, Inc.

£        ,000,000

        % Notes Due 20

Deutsche Bank

Barclays Capital

The Royal Bank of Scotland

Prospectus Supplement

September     , 2004